Exhibit (12)

Eastman Kodak Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratios)

	Three Months Ended March 31, 2004

Earnings from continuing operations before income taxes	$(32)
Adjustments:
Minority interest in income of subsidiaries with fixed charges	1
Undistributed loss of equity method investees	4
Interest expense	44
Interest component of rental expense (1)	13
Amortization of capitalized interest	7

Earnings as adjusted	$37

Fixed charges:
Interest expense	44
Interest component of rental expense (1)	13
Capitalized interest	—

Total fixed charges	$57

Ratio of earnings to fixed charges	0.6	x

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.